UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*



                           Heritage Bankshares, Inc.
                                (Name of Issuer)


                                 Common Stock
                         (Title of Class of Securities)


                                  42721M-10-1
                                 (CUSIP Number)

                             Peter M. Meredith, Jr.
                                 P.O. Box 11265
                          Norfolk, Virginia 23517-0265
                                 (757) 622-5645


       ----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 1, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------              ---------------------------------
CUSIP No. 42721M-10-1                                  Page 2 of 12 Pages
---------------------------------              ---------------------------------


------ --------------------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Peter M. Meredith, Jr.
       ###-##-####
------ --------------------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) [x]
                                                                                                             (b) [ ]

------ --------------------------------------------------------------------------------------------------------------
3      SEC USE ONLY


------ --------------------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
------ --------------------------------------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)                      [ ]



------ --------------------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


           United States of America
------------------ ------ -------------------------------------------------------------------------------------------
NUMBER OF SHARES     7    SOLE VOTING POWER
 BENEFICIALLY
  OWNED BY                    8,732
    EACH           ------ -------------------------------------------------------------------------------------------
  REPORTING          8    SHARED VOTING POWER
   PERSON
    WITH                      33,971
                   ------ -------------------------------------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                              8,732
                   ------ -------------------------------------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                              33,971
------ --------------------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            42,703
------ --------------------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]



------ --------------------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            5.3%
------ --------------------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON



------ --------------------------------------------------------------------------------------------------------------

                                     2 of 5

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 3 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Meredith Realty Holding Company, L.L.C.
        54-1707340

------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Virginia
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         13,960
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               13,960
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               0
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,960
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 4 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Pomar Holding Company, L.L.C.
        54-1707334

------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Virginia
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         13,208
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               13,208
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               0
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,208
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.6%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 5 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Penelope Harper Meredith
        ###-##-####

------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               6,803
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               6,803
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,803
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.8%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 6 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Susan T. Meredith
        ###-##-####

------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               13,960
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               13,960
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,960
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 7 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Richard P. Meredith
        ###-##-####
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               27,168
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               27,168
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               27,168
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.4%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------- ---------------------------- -----------------------

CUSIP No. 42721M-10-1                                   Page 8 of 12 Pages
-------------------------- ---------------------------- -----------------------

------- -----------------------------------------------------------------------

 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Sunshine Meredith Leinbach
        ###-##-####
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
        GROUP                       (a) |X|  (b) |_|



------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 3      SEC USE ONLY
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 4      SOURCE OF FUNDS
              PF
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
------- -----------------------------------------------------------------------
------- -----------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------- -----------------------------------------------------------------------
----------------- ------ ------------------------------------------------------

NUMBER OF          7     SOLE VOTING POWER
SHARES                         0
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   8     SHARED VOTING POWER
                               13,960
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                   9     SOLE DISPOSITIVE POWER
                               0
                  ------ ------------------------------------------------------
                  ------ ------------------------------------------------------

                  10     SHARED DISPOSITIVE POWER
                               13,960
----------------- ------ ------------------------------------------------------
-------- ----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,960
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
-------- ----------------------------------------------------------------------

Item 1. Security and Issuer

      Stock of Heritage Bankshares, Inc., 200 E. Plume Street, Norfolk, Virginia 23510 (the "Issuer")

Item 2. Identity and Background

      Peter M. Meredith, Jr. is President and CEO of Meredith Construction Co., Inc., the address of which is P.O. Box 11265, Norfolk, Virginia 23517-0265. He is also the Chairman of the Board of Directors of the Issuer. Meredith Realty Holding Company, L.L.C. and Pomar Holding Company, L.L.C. are entities that are primarily engaged in real estate development, and their addresses are P.O. Box 11265, Norfolk, Virginia 23517-0265. Penelope Harper Meredith is the spouse of Peter M. Meredith, Jr., and her residence address is 5320 Edgewater Drive, Norfolk, Virginia 23508. The business address of each of Susan T. Meredith, Richard P. Meredith and Sunshine Meredith Leinbach is also P.O. Box 11265, Norfolk, Virginia 23517-0265. Each of the above individuals other than Penelope Harper Meredith is primarily employed by Meredith Construction Co., Inc., an entity primarily engaged in real estate development and construction. Each of the individuals listed above is a United States citizen, and none of them have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the parties listed above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. All of the parties listed above are referred to collectively herein as the "Merediths".

Item 3. Source and Amount of Funds or Other Consideration

      All of the shares of Common Stock to which this filing relates were purchased with personal funds of the purchasers.

Item 4. Purpose of Transaction

      The Merediths have acquired the securities for investment purposes.

Item 5. Interest in Securities of the Issuer

      The Merediths together beneficially own 42,703 shares or 5.3% of the Issuer's Common Stock. Peter M. Meredith, Jr. owns directly or through an individual retirement account 8,732 shares. Peter M. Meredith, Jr. and Penelope Harper Meredith are custodians under UTMA accounts for their two children, which hold a total of 6,803 shares over which they share voting, investment and dispositive power. Meredith Realty Holding Company, L.L.C. owns 13,960 shares. Peter M. Meredith, Jr., Richard P. Meredith, Susan T. Meredith and Sunshine Meredith Leinbach are the members of this limited liability company, and share sole voting, investment and dispositive power over these shares. Pomar Holding Company, L.L.C. owns 13,208 shares. Peter
M. Meredith, Jr. and Richard P. Meredith are the sole members of this limited liability company, and share sole voting, investment and dispositive power over these shares.

      The Merediths did not engage in any transactions in the Common Stock during the 60 days prior to the date of this filing. During the 60 days prior to the date on which this filing was due to be made, and since that date, the Merediths acquired shares in the following over-the-counter transactions:



        Date           Purchase/Sale   No. of Shares   Price           Owner

   July 1, 1998          Purchase          3,753       $18.00     Pomar Holding Company, L.L.C.
   September 30, 1998    Purchase          2,000       $14.75     Peter M. Meredith, Jr.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There are no contracts, arrangements or understandings among any of the persons named in Item 2 with respect to any securities of the Issuer. Peter M. Meredith, Jr., Richard P. Meredith, Susan T. Meredith and Sunshine Meredith Leinbach are siblings, Penelope Harper Meredith is the spouse of Peter M. Meredith, Jr., and the Merediths' entities are owned by the Meredith siblings as indicated in Item 5.

Item 7. Material to Be Filed as Exhibits

      A copy of the Merediths written agreement relating to the filing of joint acquisition statements is attached as Exhibit (a).

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


_______________________             __________________________________________
Date                                Peter M. Meredith, Jr.

                                    Meredith Realty Holding Company, L.L.C.


_______________________             By: ______________________________________
Date                                      Name: ______________________________
                                          Title: _____________________________

                                    Pomar Holding Company, L.L.C.


________________________            By: ______________________________________
Date                                      Name: ______________________________
                                          Title: _____________________________


________________________            __________________________________________
Date                                Penelope Harper Meredith


________________________            __________________________________________
Date                                Susan T. Meredith


________________________            __________________________________________
Date                                Richard P. Meredith


________________________            __________________________________________
Date                                Sunshine Meredith Leinbach



Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   EXHIBIT (a)

                   AGREEMENT TO FILE SCHEDULES 13D JOINTLY


      Pursuant to the requirements of Rule 13d-1(f)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13D (or an amendment thereto) relating to shares of Heritage Bankshares, Inc., which Schedule 13D relates as to each of them to the same securities, one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

      Dated this ___ day of March, 1999.



_______________________             __________________________________________
Date                                Peter M. Meredith, Jr.

                                    Meredith Realty Holding Company, L.L.C.


_______________________             By: ______________________________________
Date                                      Name: ______________________________
                                          Title: _____________________________

                                    Pomar Holding Company, L.L.C.


________________________            By: ______________________________________
Date                                      Name: ______________________________
                                          Title: _____________________________


________________________            __________________________________________
Date                                Penelope Harper Meredith


________________________            __________________________________________
Date                                Susan T. Meredith


________________________            __________________________________________
Date                                Richard P. Meredith


________________________            __________________________________________
Date                                Sunshine Meredith Leinbach